Act: 1934
Section:
Rule: 12h-3
Public Availability: 7/24/2012

July 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Botetourt Bankshares, Inc.
Incoming letter dated July 23, 2012

Based on the facts presented, the Division will not object if Botetourt Bankshares stops filing periodic and current reports under the Exchange Act after: (1) Botetourt Bankshares has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g). In reaching this position, we note that Botetourt Bankshares has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-3, and that post-effective amendment is effective. We assume that, consistent with the representations in your letter, the Form 15 will indicate that the company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Mail Stop 4561

Hugh B. Wellons
Spilman Thomas & Battle, PLC
Attorneys at law
310 First Street, Suite 1100
Post Office Box 90
Roanoke, Virginia 24002-0090:

Re: Botetourt Bankshares, Inc.

Dear Mr. Wellons:

In regard to your letter of July 23, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

SPILMAN THOMAS & BATTLE, PLLC
ATTORNEYS AT LAW

July 23, 2012

References: Securities Exchange Act of 1934, Section 12(h), 13(a) and 15(d); Rule 12h-3

Via Online submission: https://www.sec.gov/forms/corp_fin_noaction

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Botetourt Bankshares, Inc. - Commission File No. 000-49787

Ladies and Gentlemen:

On behalf of our client, Botetourt Bankshares, Inc. (the "Company"), we request that the staff of the Office of Chief Counsel, Division of Corporation Finance ("Staff") confirm that it concurs with the Company's view that the updating of its registration statement on Form S-3 during the year ending December 31, 2012 in connection with the incorporation by reference of the Company's Form 10-K for the year ended December 31, 2011 in this case would not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission periodic and current reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which year the Form S-3 was updated pursuant to Section 10(a)(3)of the Securities Act of 1933, as amended (the "Securities Act").

The Company filed on April 26, 2012, as amended May 15, 2012, a Form 15 to deregister its common stock under Section 12(g)(4) 90 days later, on July 26, 2012. Subject to Staff concurrence, the Company intends to file a Form 15 pursuant to Exchange Act Rule 12h-3(b)(1)(i) to suspend its reporting obligation and to discontinue its reporting obligation under Section 13(a) and 15(d) of the Exchange Act prior to the filing deadline for its Quarterly Report on Form 10-Q for the period ending June 30, 2012.

Factual Background

The Company is a "bank holding company" as defined in Section 2 of the Bank Holding Company Act of 1956, as amended. The Company owns all of the outstanding common stock of the Bank of Botetourt, a small, $301 million, community bank operating primarily in rural counties of western Virginia. The Bank is headquartered in Buchanan, Virginia and was founded in 1899 (the "Bank"). The Company engages in no business except through the Bank. The Company registered its common stock pursuant to Section 12(g) of the Exchange Act by filing a Form 10SB with the Commission on April 30, 2002. As of the date of this letter, the Company has filed all reports required by Section 13(a) of the Exchange Act and is current in all of its Exchange Act filings. The Company's subsidiary, the Bank, has no Exchange Act reporting obligation.

Filing of Form S-3 and subsequent termination

On September 10, 2009, the Company filed a registration statement on Form S-3 (File No. 333-161825), registering 200,000 shares of the Company common stock for issuance pursuant to the Botetourt Bankshares, Inc. Dividend Reinvestment Plan (the "DR Plan"). That registration statement was updated automatically by the Form 10-K filed by the Company March 23, 2012. The registration statement also covered such indeterminate number of additional shares as might become issuable to prevent dilution in the event of stock splits, stock dividends, or similar transactions pursuant to the terms of the Plan. The Company has not issued stock dividends or had a stock split, so no adjustment to the DR Plan was necessary. The Company suspended payment of dividends on April 27, 2011, and no shares were issued pursuant to the DR Plan in 2012. The DR Plan has now terminated according to its terms, and no further shares may be issued under that plan. On May 15, 2012, the Company filed Post-Effective Amendment No. 3 to the registration statement on Form S-3 for the purpose of terminating the registration of all shares remaining available for issuance pursuant to the DR Plan, which amendment was effective immediately upon filing. The Company does not have any other registration statement on file that became effective or was automatically updated under Section 10(a)(3) of the Securities Act in 2012 through the date of this letter.

Bank Subordinated Debt

The Bank, not the Company, currently has subordinated debt outstanding in the amount of $410,000; $300,000 outstanding as of December 31, 2012. This debt is subordinate to almost all other debt of the Bank, including deposits. It was offered and sold under the exemption from registration for bank securities, Section 3(a)(2) of the Securities Act.

Other Relevant Facts

Management of the Company has become increasingly concerned over the estimated costs of compliance with the Company's periodic filing requirements under the Exchange Act, which has risen with the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002. The impending costs of complying with the final rules for eXtensible Business Reporting Language ("XBRL") will place a large, additional burden on the Company. This is especially critical now. The final stage of XBRL effectiveness will be extremely expensive for this small bank. Management estimates the cost of complying with the final stage of XBRL at over

$40,000 per year, largely for outside financial printing fees, and not including internal workload and costs. Management estimates the external cost of complying with the reporting obligation under the Exchange Act at over $100,000 per year for legal, accounting, and outside financial printing, and that does not include the internal costs, which it estimates at close to the same number. Management believes that the Company and its shareholders receive little benefit from being a public company given its small size and the fact that an active market does not exist for its common stock. The Company had only 921 shareholders of record as of December 31, 2011, and it has 945 shareholders on the date of this letter. The Company is aware of only a few trades in its common stock totaling 10,243 shares this year. In all of April 2012 only two trades were reported totaling 350 shares, and in May two trades totaling 1,000 shares. There was one trade in June 2012 totaling 883 shares and four trades in July totaling 7,200 shares to the date of this letter. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated with periodic reporting.

JOBS Act of 2012

On April 5, 2012, the president signed into law the Jumpstart Our Business Startups Act ("JOBS Act"). Section 601(a) of that Act immediately increases the provision in Section 12(g) of the Exchange Act relating to number of record shareholders, allowing bank holding companies with fewer than 1,200 shareholders to deregister as a reporting company under the Exchange Act. In addition, the Section 601(b) of the JOBS Act amends Section 15(d) of the Exchange Act to allow bank holding companies with fewer than 1,200 record shareholders to suspend reporting under that Act.

Although the rules for the JOBS Act have not been written, the Commission on April 11, 2012 published "Frequently Asked Questions" related to the JOBS Act ("FAQ's") that provided some instruction related to complying with Section 601 of that Act. The answer to Question 3 stated that, even though the form and rules had not been changed, a bank holding company with fewer than 1,200 shareholders may file a Form 15 to terminate Section 12(g) registration 90 days after filing. Accordingly, the Company filed a Form 15 on April 26, 2012, which it amended on May 14, 2012, to deregister the Company common stock under Section 12(g) of the Exchange Act. In addition, the answer to Question 4 of the FAQ's says, "If a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Securities Act Section 10(a)(3), but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation." That is why the Company is making this request.

The Company wishes to suspend reporting under Section 15(d) of the Exchange Act before the due date for its second quarter Form 10-Q, August 14, 2012. The Company wishes to accomplish that specifically to avoid the costs to comply with the final XRBL rules for that second quarter Form 10-Q filing, which the Company believes would be a hardship both on its management and its business operations. This also will save the Company substantial money now spent to prepare formal quarterly and annual financial reports for filing with the Commission.

For several years the Company common stock has been quoted on the OTCBB under the symbol BORT.OB by one or more brokers acting on their own initiative. The Company's common stock is not traded on any exchange. Trades have been historically low in volume and sporadic, as described above, and a substantial amount of the shares are held locally. Since January 1, 2012, over almost seven months, trades have been reported for only a few trading days, with aggregate sales of only 10,243 shares of 1,409,379 currently outstanding (0.7267% of outstanding shares) through today.

Discussion

Suspension of Reporting Obligation under Rule 12h-3

The Company was not listed on a national securities exchange, so it was not subject to Section 12(b) of the Exchange Act. The Company has a reporting obligation under Section 12(g) of the Exchange Act that will terminate on July 26, 2012, 90 days after it filed a Form 15 on April 26, 2012 in connection with terminating its Section 12(g) reporting obligation. The Company acknowledges that after its Section 12(g) reporting obligation terminates on July 26, 2012, it will continue to have a reporting obligation under Section 15(d) of the Exchange Act. Under the amended Section 15(d) of the Exchange Act, an issuer is entitled to suspend its reporting obligation as to a class of securities under the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 1,200 persons. As stated above, the number of record holders of the Company common stock is 945. The Company does not have any other outstanding securities. After deregistration, as described above, no class of the Company's securities will be registered or will be required to be registered under Section 12 of the Exchange Act. Other than its common stock, the Company does not have any class of security, including any class of debt security, that would require reporting under Section 15(d) of the Exchange Act. The Company seeks relief under Exchange Act Rule 12h-3 to suspend its reporting obligation under the Exchange Act. As stated above, the Company acknowledges that after its Section 12(g) reporting obligation terminates, it will have a reporting obligation under Section 15(d) of the Exchange Act with respect to its common stock, until it is granted the relief requested in this letter and files a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act.

The Company seeks to rely on Exchange Act Rule 12h-3 to suspend its reporting obligation under Section 15(d) of the Exchange Act. Rule 12h-3 allows an issuer who meets the conditions set forth in the rule to suspend its reporting obligation under Section 15(d) immediately upon filing of a Form 15. The Company satisfies in spirit all of the requirements of Rule 12h-3(a) and (b) for suspension of its reporting obligation under Section 15(d), in that, (i) the Company has filed all reports required under Section 13(a) of the Exchange Act, without regard to Rule 12b-25, since it became subject to such reporting requirements in 2002, (ii) the Company is current in its reporting obligation through the date of this request, and (iii) the Company common stock is held of record by less than 1,200 persons. Although Rule 12h-3(b) has not yet been amended subject to the JOBS Act, we believe the spirit of that rule is satisfied in this case. Please see our discussion beginning on page 2 above for the effect of the JOBS Act on Sections 12(g) and 15(d) of the Exchange Act, increasing the respective threshold as to reporting obligation to 1,200 record holders. We believe that the spirit of Rule 12h-3(b) would not be furthered by applying a separate standard for record holders than Sections 12(g) and 15(d) of the Exchange Act contain.

However, Rule 12h-3(c) renders the suspension of a reporting obligation inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. Accordingly, even allowing for the increase in the shareholder maximum under Rule 12h-3 to 1,200 record holders, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's previous Form S-3 was automatically updated upon the incorporation by reference therein of the Company's Form 10-K for the year ending December 31, 2011. In the absence of Rule 12h-3(c), upon the termination of registration under Section 12(g) of the Exchange Act, we believe that the Company should qualify for the suspension of its Section 15(d) reporting obligation pursuant to Rule 12h-3.

The Company wishes to file a Form 15 to suspend its reporting obligation pursuant to Rule 12h-3(c) before the due date of its Form 10-Q for the period ending June 30, 2012. We respectfully assert that Section 15(d) of the Exchange Act and Rule 12h-3(c) should not be interpreted in a manner that would require the Company to file its Quarterly Report on Form 10-Q for the period ending June 30, 2012 or any subsequent periods merely because the Company's Form S-3 identified above was required to be updated pursuant to Section 10(a)(3) of the Securities Act. No shares under that filing were issued in 2012. In fact, the Company suspended the payment of dividends under the DR Plan in April 2011, so no dividends were issued that could have automatically resulted in shares issued under that plan.

We respectfully submit that the purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligation when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3 is not always justified for public policy reasons. In the proposing release for Rule 12h-3, the Staff stated that "the purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 20263* (available October 5, 1983). However, the Staff noted that Rule 12h-3 was enacted because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed, particularly where smaller companies [are] involved." *Id.*

If the purpose of Rule 12h-3(c) is to provide the investing public complete information about the issuer's activities through the end of the year in which the issuer makes a public offering, requiring the Company to continue to report under the Exchange Act would not further that purpose. No sales occurred under the Form S-3 during 2012. Notwithstanding the withdrawal and termination of the registration statement on Form S-3, the shareholders who participated in the DR Plan will not be disadvantaged substantially by the absence of periodic reports under the Exchange Act. The DR Plan was only available for current holders, and, since dividends were already suspended, there was no activity on that plan from January 1, 2012 through the termination of that plan.

The burdens, financial hardships and otherwise, imposed by the filing requirements of Rule 12h-3 would outweigh any benefits. Preparation of additional periodic filings, including a Form 10-Q for the periods ending June 30, 2012 and September 30, 2012, and a Form 10-K for the year ending December 31, 2012, would be extraordinarily expensive and time-consuming for management. When you compare the negligible, if any, benefit to the investing public with the extraordinary expense of complying with the final XBRL rules for only a couple quarters, the Company does not believe that the benefit of preparing and filing the periodic financial forms would be commensurate with the burdens and costs of such preparation and filing or consistent with the purpose of Rule 12h-3(c). The Company will continue to be regulated by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the Virginia Bureau of Financial Institutions. The Company intends to continue to make available to its shareholders quarterly and annual reports and to continue publishing a copy of every quarterly or annual financial report and every current report of material disclosures on its website, www.bankofbotetourt.com. Under the rules of the Federal Reserve Board, the Bank and the Company will continue to be audited every year. Furthermore, as stated above, we suggest that being required to file these periodic financial forms under the Exchange Act would not be consistent with the intent of Congress and the President in passing the JOBS Act.

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); MinnErgy, LLC (available March 10, 2009); Metro One Telecommunications (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Planet Technologies, Inc. (available February 7, 2008); and Bausch & Lomb Incorporated (available November 6, 2007). Suspending the Company's duty to file will not cause harm to an investing public that could derive a benefit from the reports.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in the Company's view that the updating of the Registration Statement on Form S-3 (File No. 333-129580) pursuant to Section 10(a)(3) of the Securities Act during 2012 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to file a Form 15 to suspend its obligation to file current and periodic reports under Section 15(d) of the Exchange Act, beginning with suspension of its duty to file a Quarterly Report on Form 10-Q for the period ended June 30, 2012. Alternatively, we request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of the Company's obligation under Section 15(d) of the Exchange Act to file current and periodic reports required by Section 13(a) of the Exchange Act. The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of its common stock, the suspension of reporting obligation under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3. The Company will continue to file its required reports under the Exchange Act until the later of (i) 90 days after its original Form 15 filing made as to its Section 12(g) reporting obligation, which date is July 26, 2012, and (ii) the date it files a Form 15 certification requesting the suspension of the Company's obligation under Rule 12h-3(b)(1)(i) of the Exchange Act. The Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i) and reference the no action relief requested in this letter.

We note that, in the absence of the Company's ability to rely on Rule 12h-3 to exempt it from the reporting obligation of Section 15(d) of the Exchange Act (or similar exemptive relief), the Company would be required to file its Quarterly Report on Form 10-Q by August 14, 2012. If the Company will be required to file a 2012 Form 10-Q for the period ending June 30, 2012, it will need to begin work on that filing immediately, particularly the XBRL compliance, and it will need to advise its independent registered accounting firm in the near future, so the Company can be scheduled along with the accounting firm's other reporting companies. Accordingly, any assistance that the Staff could provide in responding to this no-action request as early as possible would be appreciated.

If the Staff has any questions concerning this request or requires additional information, please contact me at (540) 512-1809 or via email at hwellons@spilmanlaw.com. If the Staff disagrees with any of the statements expressed in this letter, we respectfully request the opportunity to discuss those issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully submitted,

Spilman Thomas & Battle, PLLC

By: Hugh B. Wellons

Hugh B. Wellons